Exhibit 21.1

List of subsidiaries of the Registrant.

Name of Subsidiary	Jurisdiction of Organization
Zoom Voice Communications, Inc.	United States of America

ZVC UK LTD	United Kingdom

ZVC – AUSTRALIA PTY LTD	Australia

ZVC NETHERLANDS B.V.	Netherlands

ZVC JAPAN KK	Japan

Zoom Video Communications (Suzhou) Inc.	China

Saasbee Inc. (Hefei) Ltd.	China

SaasBee Software (Hangzhou) Co., Ltd.	China